FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of September 28, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc

(LSE: SIG and Nasdaq NMS: SIGY)

                                              28 September 2004

Signet Group plc New Bank Facilities

On 28th September 2004 Signet Group plc ("Signet" or the "Group") entered into a $390 million unsecured multi-currency five year revolving credit facility agreement. This replaces the $410 million facility which was due to expire in August 2006. The terms of this agreement are broadly similar to those of the facility being replaced, but with a reduction in loan margin pricing.

The new facility, which was led by Barclays Capital, HSBC, The Royal Bank of Scotland and Wachovia Bank N.A., will be guaranteed by the Group's principal holding and operating subsidiaries.

The new facility was initially launched at $300 million but has been increased to $390 million following successful syndication.

Commenting on the new facility, Walker Boyd, Group Finance Director said:

"The Group has decided to take advantage of the current attractive bank loan market conditions by refinancing its working capital facility earlier than had originally been planned. The successful refinancing reflects the ongoing valued support of our core relationship banks."

Enquiries:

Walker Boyd, Group Finance Director           +44 (0) 207 399 9520
Tim Jackson, Investor Relations Director      +44 (0) 207 399 9520

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    September 28, 2004